SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1 Translation of letter to the Argentine Securities Commission dated November 18, 2025.

Buenos Aires, November 18, 2025

COMISION NACIONAL DE VALORES

25 de Mayo 175

Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipu 1210

Buenos Aires

Ref.: Changes in the Board of Directors of YPF S.A.

Dear Sirs,

The purpose of this letter is to comply with the rules of the Argentine National Securities Commission (Comisión Nacional de Valores) and the corresponding regulations of ByMA and A3 Mercados.

In this regard, we hereby inform that the Board of Directors, at its meeting held on November 18, 2025, accepted the resignation of Mr. Carlos Manuel Bastos as Regular Director for the Class D shares, for strictly personal reasons.

Furthermore, the Supervisory Committee for Class D shares appointed Mr. Lisandro Catalán as Regular Director for Class D shares, with a term of office until the election of new directors by the Shareholders’ Meeting.

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 18, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer